Exhibit C

333 S. Wabash Ave., 41st Floor, Chicago, IL 60604	John F. Welch President & Chief Executive Officer Telephone 312-822-6845 Facsimile 312-817-1759 john.welch@cnasurety.com
April 21, 2011
A letter from John Welch, CEO
Today, CNA and CNA Surety have announced that they have come to an agreement for CNA to acquire the public minority stake in CNA Surety. A copy of our joint press release is attached.
We are pleased that CNA has found our company to be an attractive investment. This is certainly a vote of confidence for all our employees and business partners who have helped build the franchise since going public back in 1997.
Though an agreement has been reached, the process is not complete. The press release outlines the next steps, and we expect that the transaction will be completed within the second quarter of this year.
We will continue to strive to provide you with the products and services that have set us apart in the surety industry. This partnership with CNA will only enhance our ability to meet our customers’ needs and position us for continued success.
Additional Information and Where to Find It
This is a preliminary communication made, pursuant to Rule 14d-2 of the Exchange Act of 1934, before the commencement of a tender offer for the outstanding common stock of CNA Surety Corporation (the “Company”) by Surety Acquisition Corporation (the “Purchaser”), a wholly-owned subsidiary of CNA Financial Corporation (“CNA”). This document is for informational purposes only and is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the Company’s outstanding shares of common stock described in this filing has not commenced. At the time the offer is commenced, the Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials and any other documents filed by the CNA with the SEC will be made available to the Company’s shareholders at no expense to them (when available) from CNA at www.cna.com or at 333 South Wabash Avenue, Chicago, Illinois 60604 and the documents that are filed by the Company with the SEC (when available) will be made available at no charge from CNA Surety at www.cnasurety.com or at 333 South Wabash Avenue, Chicago, Illinois 60604. In addition, all of those materials (and all other offer documents filed with the SEC will be available at no charge on the SEC’s website: www.sec.gov.